UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                                                              SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING             33-26787-D

                                                               CUSIP NUMBER
                                                                989865 10 0

(Check One): [ ] Form 10-K   [ ] Form 11-K   [X] Form 10-QSB [ ] Form N-SAR

For Period Ended:  March 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended: __________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


_____________________________________________________________________________

PART I - REGISTRANT INFORMATION


Zynex Medical Holdings, Inc.
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Full Name of Registrant


8100 South Park Way, Suite A-9
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Address of Principal Executive Office (Street and Number)


Littleton, Colorado  80120
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule
      12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has encountered delays in the completion of the financial statements of Zynex Medical, Inc., which it acquired on February 11, 2004, which has caused a delay in the work on the financial statements for the quarter ended March 31, 2004. In addition, on May 10, 2004, the Company engaged a new Director of Finance who is beginning his work on the Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


        Thomas Sandgaard                    (303)          707-0203
     ------------------------            -----------  ------------------
             (Name)                      (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no,
identify report(s). [  ]Yes   [ X ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?   [ X ]Yes   [  ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A.

____________________________________________________________________________


                         Zynex Medical Holdings, Inc.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  May 14, 2004              By:/s/ Thomas Sandgaard
                                 ----------------------------------------
                                 Thomas Sandgaard, President



                              ATTACHMENT A


Because the Company acquired Zynex Medical, Inc. on February 11, 2004, in a reverse acquisition, the financial statements that will be included in the Form 10-QSB will relate to the operations of Zynex Medical, Inc. Because our new Director of Finance has not yet been able to complete the preparation of the financial statements to be included in the Form 10-QSB, the Company is not yet able to provide a reasonable estimate of the results of operations that will be reported.